                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                       PRODIGY COMMUNICATIONS CORPORATION
                        --------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)


                                   74283P 10 7
                        --------------------------------
                                 (CUSIP Number)


                                February 17, 1999
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
        [ ]  Rule 13d-1(b)
        [x]  Rule 13d-1(c)
        [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 6 Pages

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CUSIP No. 74283P 10 7                 13G                      Page 2 of 6 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
         SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [   ]
         (b)  [   ]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization
         New York
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power
 Beneficially Owned               4,536,778(1)
 by Each Reporting         -----------------------------------------------------
 Person With               (6)  Shared Voting Power
                                  -0-
                           -----------------------------------------------------
                           (7)  Sole Dispositive Power
                                  4,536,778(1)
                           -----------------------------------------------------
                           (8) Shared Dispositive Power
                                  -0-
--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         4,536,778(1)
--------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
         [  ]
--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
         7.2%(2)
--------------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------






-------------------------
(1) Includes 2,409,145 shares issuable upon exercise of warrants. Sears has agreed to vote its shares of common stock (including shares acquired upon exercise of its warrants) in accordance with the voting recommendations of the board of directors of Issuer.
(2) Based on 62,899,522 shares outstanding, which includes 60,490,377 shares outstanding upon consummation of Issuer's initial public offering (including the exercise of the underwriters' overallotment option) and 2,409,145 shares issuable to Sears, Roebuck and Co. upon exercise of warrants.






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CUSIP No. 74283P 10 7                 13G                      Page 3 of 6 Pages


Item 1(a).  Name Of Issuer:

         Prodigy Communications Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

         44 South Broadway
         White Plains, New York  10601

Item 2(a).  Name of Person Filing:

         Sears, Roebuck and Co.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

         3333 Beverly Road
         Hoffman Estates, Illinois  60179

Item 2(c).  Citizenship:

         New York

Item 2(d).  Title of Class of Securities:

         Common Stock, $.01 par value, of Prodigy Communications Corporation

Item 2(e).  CUSIP Number:

         74283P 10 7





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CUSIP No. 74283P 10 7                 13G                      Page 4 of 6 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

         (a)  [ ]   Broker or dealer registered under Section 15 of the Act
         (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act
         (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the Act
         (d)  [ ]   Investment company registered under Section 8 of the
                    Investment Company Act
         (e)  [ ]   An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E)
         (f)  [ ]   An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F)
         (g)  [ ]   A parent holding company or control person in accordance
                    with Rule 13d-1(b)(ii)(G)
         (h)  [ ]   A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)
         (i)  [ ]   A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3)
         (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
         [x]

Item 4.  Ownership

         (a)  Amount Beneficially Owned:

              4,536,778(3)

         (b)  Percent of Class:

              7.2%(4)

         (c)  Number of shares as to which the person has:

              (i)    sole power to vote or direct the vote:  4,536,778(3)

              (ii)   shared power to vote or direct the vote:  -0-

              (iii)  sole power to dispose or to direct the disposition of:
                     4,536,778(3)




----------------------------
(3) Includes 2,409,145 shares issuable upon exercise of warrants. Sears has agreed to vote its shares of common stock (including shares acquired upon exercise of its warrants) in accordance with the voting recommendations of the board of directors of Issuer.

(4) Based on 62,899,522 shares outstanding, which includes 60,490,377 shares outstanding upon consummation of Issuer's initial public offering (including the exercise of the underwriters' overallotment option) and 2,409,145 shares issuable to Sears, Roebuck and Co. upon exercise of warrants.



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CUSIP No. 74283P 10 7                 13G                      Page 5 of 6 Pages


              (iv)   shared power to dispose or to direct the disposition of:
                     -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent on the class of securities, check the following box. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below, Sears, Roebuck and Co. certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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CUSIP No. 74283P 10 7                 13G                      Page 6 of 6 Pages


Signature.

         After reasonable inquiry and to the best of their knowledge and belief, Sears, Roebuck and Co. certifies that the information set forth in this statement is true, complete and correct.

Date:  February 24, 1999


SEARS, ROEBUCK AND CO.


By:  /s/ Michael W. Coyne

Name:  Michael W. Coyne

Title:  Director, Strategy & Business Development